Health Advance Acquires Licensing Rights to Patent Pending Product Formulations Containing Cannabis, Kava, & Kratom Extracts

LAS VEGAS, NV – March 7, 2017 -- Health Advance, Inc. (OTC PINK: HADV) enters into a material definitive agreement with Micro Medtech, Ltd. for exclusive licensing rights in North America to *cebidiofen* and *polyoxyfen*, two patent-pending product formulations for pharmaceutical foods made from Ibuprofen and botanical extract blends containing cannabidiol, mitragyna speciose, and kava.

The two companies will begin working together with health claim experts Nutrasource Diagnostics, Inc. to conduct a due diligence review and product development plan to determine claims and optimal commercialization strategies for cebidiofen and polyoxyfen. The formulas are specifically tied to the production of the neurotransmitters that enable management and enhancement to sensory response to pain and inflammation, formulated by ingredients that are classified as Generally Recognized as Safe (GRAS) by the FDA.

The Product Development Plan process for both (provisional) patent-pending product formulations will take six to eight weeks to complete from the start date that will commence in March. The plans will identify current gaps in the research and outline the clinical and regulatory pathways going forward.

Based upon the results of the plans for *cebidiofen* (primarily derived from cannabidiol fiber extract) and *polyoxyfen* (primarily derived from mitragyna speciose, also known as *kratom*), the requisite clinical studies and product testing will be conducted to meet the regulatory, clinical and manufacturing requirements for commercialization.

ABOUT HEALTH ADVANCE

Health Advance, Inc. (OTC: HADV.PINK) is a U.S. based corporation operating as a global manufacturer and sales distributor of nutritional and pharmaceutical solutions. The company recently acquired Hantian Labs, a U.K. based company Hantian Labs (hantianlabs.com) which is an emerging global leader in anti-aging and vitality nutraceutical products. Additionally, the Company is an on-line retailer of home medical products with operations in Canada and the United States, and with administration and infrastructure supported globally. The strategy is to attract opportunities in the health care industry through the development and growth of the Company's existing web site leadingmedicalproducts.com and anti-aging web site discounttamanuoil.com and bestoiloftamanu.com.

For more information about HADV go to www.healthadvanceinc.com.